FUELS, INC.
                                  P.O. Box 917
                             Casper, Wyoming 82602
                               Phone (307)472-3000


                                February 7, 2014


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, Mail Stop 7010
Washington, DC 20549

Re:     Fuels, Inc.
        File No. 333-191164

Dear Sir or Madame:

The undersigned, Fuels, Inc., a Wyoming corporation (the "Registrant"), has filed a Registration Statement on Form S-1 (No. 333-191164) (the "Registration Statement") with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

The Registrant hereby acknowledges that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that the effective date of the Registration Statement be accelerated to 10:00 AM on February 11, 2014 or as soon thereafter as is possible.

                                                 Sincerely,

                                                 FUELS, INC.


                                                 /s/ Roy C. Smith


                                                 Roy C. Smith,
                                                 Chief Executive Officer and
                                                 President